EXHIBIT 99.1

Anfield Energy Announces November 6th Ground-Breaking Ceremony for Velvet-Wood Uranium-Vanadium Mine, Advancing U.S. Energy Independence

Event to Mark Official Start of Construction Following Expedited Federal and State Approvals; Ceremony to Feature Key Stakeholders, Highlighting Anfield's Role in Domestic Nuclear Fuel Supply

Key Highlights:

  Milestone Momentum: Just weeks after Utah's final construction permit, groundbreaking initiates mine reopening, dewatering, and development—paving the way for potential first production in 2026.
  Critical Minerals Boost: Velvet-Wood poised to yield significant uranium and vanadium, processed at Anfield's Shootaring Canyon Mill to support U.S. nuclear security.
  Community and Economic Impact: Ceremony to celebrate job creation in San Juan County, Utah, with minimal environmental footprint (three acres of new surface disturbance).
  National Alignment: Echoes President Trump's 2025 Executive Orders on nuclear growth, addressing U.S. uranium import reliance (99% in 2023) and vanadium supply vulnerabilities.

VANCOUVER, British Columbia, Oct. 23, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) today announced plans for a ceremonial groundbreaking on November 6, 2025, at its Velvet-Wood uranium-vanadium mine in San Juan County, Utah. This pivotal event will signal the official launch of construction activities, following the U.S. Department of the Interior's expedited federal approval in May and the Utah Department of Oil, Gas and Mining's greenlight in October.

The ceremony, set for 11:00 a.m. local time at the mine site, will bring together Anfield executives, local community leaders, and representatives from federal and state agencies to commemorate this step forward in America's critical minerals resurgence. Attendees will witness the symbolic first dig, underscoring Anfield's commitment to rapid mobilization: reopening the historic mine portal, dewatering underground workings, building surface facilities, conducting inspections, and advancing a new incline for ore extraction. All phases are designed for efficiency, integrating with Anfield's Shootaring Canyon Mill—one of only three licensed conventional uranium mills in the U.S.—to deliver processed concentrate swiftly.

“November 6th will be more than a groundbreaking—it's a bold declaration of Anfield's readiness to help fuel the American nuclear renaissance,” said Corey Dias, CEO of Anfield. “Building on the Trump Administration's visionary Executive Orders—from reinvigorating the nuclear fuel cycle to expanding the workforce—Velvet-Wood positions us to supply uranium for clean energy, medical isotopes, and naval propulsion, while vanadium strengthens infrastructure and aerospace. With uranium consumption at 50 million pounds annually and domestic output under 1%, projects like ours are essential to energy dominance. We invite our stakeholders, partners, and the San Juan County community to join us in this historic moment.”

Reviving a site that produced 4 million pounds of U3O8 and 5 million pounds of V2O5 from 1979 to 1984, Velvet-Wood's current resources (per the 2023 Preliminary Economic Assessment) stand at 4.6 million pounds eU3O8 at 0.29% grade (Measured & Indicated) and 552,000 pounds eU3O8 at 0.32% (Inferred), with a 1.4:1 vanadium-to-uranium ratio. The PEA forecasts a pre-tax NPV8% of US$238M and IRR of 40% at US$70/lb U3O8 and US$12/lb V2O5, affirming strong potential amid rising commodity prices.*

This announcement follows the Department of the Interior's trailblazing 14-day environmental review under President Trump's energy emergency declaration, as praised by Secretary Doug Burgum: "This is mineral security in action." Anfield's fully U.S.-based assets—including Slick Rock, Frank M, and the Paradox Mine Complex—all within 200 miles of Shootaring Canyon, further solidify the Company's hub-and-spoke model. Ongoing mill license upgrades aim for 3 million pounds annual capacity, aligning with surging demand from utilities and advanced reactors.

Media and interested parties are encouraged to RSVP for the November 6 event via the Company website. For more on Velvet-Wood, visit www.anfieldenergy.com.

About the Velvet-Wood Mine
Acquired from Uranium One in 2015, the project emphasizes underground mining with robust reclamation plans. See the 2023 PEA for comprehensive details.

About Anfield
Anfield is a uranium and vanadium development and near-term production company dedicated to sustainable energy fuels supply. Listed on NASDAQ (AEC), TSX Venture (AEC), and Frankfurt (0AD), its assets target prolific U.S. districts to meet nuclear needs.

Qualified Person
Douglas L. Beahm, P.E., P.G., principal engineer at BRS Inc. and Anfield's COO, is a Qualified Person as defined in NI 43-101 and has reviewed the technical content of this news release.

*Preliminary Economic Assessment (Shootaring Canyon Mill, Velvet-Wood, and Slick Rock Projects)
PEA results are preliminary forward-looking information, including inferred resources which are too speculative to have economic considerations applied to them. Mineral resources are not mineral reserves and there is no certainty that the outcomes estimated in the PEA will be realized. See www.anfieldenergy.com or SEDAR+ for full PEA.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Contact:
Anfield Energy Inc.
Corey Dias, Chief Executive Officer
Corporate Communications
604-699-5762
contact@anfieldenergy.com (mailto:contact@anfieldenergy.com)
www.anfieldenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICALE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE INCLUDE, WITHOUT LIMITATION, STATEMENTS RELATING TO THE TIMING EXPECTATIONS AND INTENTIONS REGARDING THE VELVET-WOOD PROJECT AND PRODUCTION.

EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.